Confidential Treatment Requested by Savers Value Village, Inc.

Pursuant to 17 C.F.R. Section 200.83

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

April 25, 2025

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Savers Value Village, Inc.

Draft Registration Statement on Form S-3

CIK No. 0001883313

Ladies and Gentlemen:

On behalf of Savers Value Village, Inc., a Delaware corporation (the “Company”), we are confidentially submitting in electronic form for nonpublic review a Draft Registration Statement on Form S-3 (the “Registration Statement”) on the date hereof.

The Company is confidentially submitting the Registration Statement for nonpublic view pursuant to the enhanced accommodations for issuers submitting draft registration statements announced by the Division of Corporation Finance on March 3, 2025 (the “Guidelines”).

The Company hereby acknowledges its agreement to the Guidelines and confirms that it will publicly file the Registration Statement and all nonpublic draft submissions such that they are publicly available on the EDGAR system at least two business days hours prior to any requested effective time and date.

If you have any questions regarding the Registration Statement, please do not hesitate to contact the undersigned at (212) 373-3445.

Sincerely,

/s/ Christodoulos Kaoutzanis

Christodoulos Kaoutzanis
cc:	Richard Medway
Savers Value Village, Inc.

John C. Kennedy
Paul, Weiss, Rifkind, Wharton & Garrison LLP